As filed with the Securities and Exchange Commission on September 3, 2024

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Borealis Foods Inc.

(Exact name of registrant as specified in its charter)

Ontario, Canada	98-1638988
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1540 Cornwall Rd. #104

Oakville, Ontario L6J7W5

Canada

(Address, Including Zip Code, of Principal Executive Offices)

Borealis Foods Inc. Equity Incentive Plan

(Full title of the plan)

Borealis Foods Inc.

c/o American Incorporators Ltd.

1013 Centre Road, Suite 403-A

Wilmington, Delaware 19801

(302) 421-5750

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Pouneh Rahimi Borealis Foods Inc. Chief Legal Officer 1540 Cornwall Rd. #104 Oakville, Ontario L6J7W5 Canada Tel: (905) 278-2200	Richard F. Langan, Jr. Christopher Keefe Nixon Peabody LLP 55 West 46th Street New York, New York 10036 Tel: (212) 940-3000	James McClary Steven Bodi Bennett Jones LLP 4500 Bankers Hall East 855 2nd Street SW Calgary, Alberta T2P4K7 Canada Tel: (403) 298-3100

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

In accordance with the instructional Note to Part I of Form S-8 as promulgated by the Securities and Exchange Commission (the “Commission”), the information specified by Part I of Form S-8 has been omitted from this registration statement on Form S-8 for offers of common shares (“Common Shares”) in the capital of Borealis Foods Inc. (the “Registrant” or “Borealis”), issued to qualified officers, employees and Consultants (as defined in the Plan), and non-employee directors, and that will be acquired, by grant of options, stock appreciation rights, performance share units, restricted share units, deferred share units, and dividend share units, pursuant to the Equity Incentive Plan dated effective February 7, 2024 (the “Plan”). The documents containing the information specified in Part I will be delivered to the participants in the Plan covered by this registration statement as required by Rule 428(b)(1) under the Securities Act of 1933, as amended (the “Securities Act”).

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed by the Registrant with the Commission are hereby incorporated by reference in this registration statement:

(A) The Registrant’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Commission on April 15, 2024;

(B) The Registrant’s Quarterly Report on Form 10-Q, filed with the Commission on May 21, 2024;

(C) The Registrant’s Quarterly Report on Form 10-Q, filed with the Commission on August 14, 2024; and

(D) The Registrant’s Current Report on Form 8-K/A, filed with the Commission on April 15, 2024, (excluding any portions thereof that are furnished and not filed, such as information furnished under Item 7.01 and any exhibits included with such Items).

All documents subsequently filed with the Commission by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the filing of a post-effective amendment to this registration statement which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement (in each case excluding any information furnished and not filed according to applicable rules, such as information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K) and to be part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4. Description of Securities.

Share Capital

The authorized share capital of Borealis consists of an unlimited number of Common Shares and a limited number of preferred shares of Borealis (“First Preferred Shares”) issuable in series, to be limited in number to an amount equal to not more than 20% of the number of issued and outstanding Common Shares at the time of issuance of any First Preferred Shares.

Share Terms – Common Shares

Voting Rights. Under the articles of amalgamation of Borealis (“Articles”), the holders of the Common Shares are entitled to receive notice of, and to attend and vote at all meetings of shareholders, except meetings at which only holders of a specified class or series of shares are entitled to vote. Each Common Share entitles its holder to one vote.

Dividend Rights. Subject to the prior rights and privileges attached to any other class or series of shares of Borealis, the holders of outstanding Common Shares are entitled to receive dividends at such times and in such amounts and form as the Borealis board of directors (the “Board”) may in their discretion from time to time determine. Under the Business Corporations Act (Ontario) (“OBCA”), Borealis is permitted to pay dividends unless there are reasonable grounds for believing that: (i) Borealis is, or would after such payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of Borealis’ assets would, as a result of such payment, be less than the aggregate of its liabilities and stated capital of all classes of shares. The timing, declaration, amount, and payment of any future dividends depends on Borealis’ financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, industry practice and other factors that the Board deems relevant.

Preemptive Rights. There are no pre-emptive rights relating to the Common Shares.

Repurchase of Common Shares. Under the OBCA, Borealis is entitled to purchase or otherwise acquire any of its issued shares, subject to restrictions under applicable securities laws and provided that Borealis is not permitted to make any payment to purchase or otherwise acquire any of its issued shares if there are reasonable grounds for believing that: (i) Borealis is, or would after such payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of Borealis’ assets would, after such payment, be less than the aggregate of its liabilities and stated capital of all classes of shares.

Liquidation. Subject to the prior rights and privileges attached to any other class or series of shares of Borealis, upon the voluntary or involuntary liquidation, dissolution or winding up of Borealis, or any other distribution of assets of Borealis among its shareholders for the purpose of winding up its affairs (such event referred to herein as a “Distribution”), each holder of Common Shares has the right to receive, in cash or other assets, for each Common Share held, from out of (but only to the extent of) the remaining property of Borealis available for distribution to shareholders of Borealis, its pro rata share of such remaining property based on the number of Common Shares held by such shareholder of Borealis, and ranks equally with all holders of Common Shares with respect to such Distribution.

Share Terms – First Preferred Shares

Issuance in Series. Under the Articles, subject to the filing of Articles of Amendment under the provisions of the OBCA, the Board may issue First Preferred Shares at any time and from time to time in one or more series, limited in number to an amount equal to not more than 20% of the number of issued and outstanding Common Shares at the time of issuance of any First Preferred Shares. Each series shall consist of such number of shares as may, before the issuance thereof, be determined by the Board. The Board may fix, before issuance, the designation, rights, privileges, restrictions, and conditions for each series of First Preferred Shares, including the amount, if any, payable preferentially to such series on a Distribution; the extent, if any, of further participation on a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

Dividends. Under the Articles, holders of each series of First Preferred Shares are entitled, in priority to holders of Common Shares and any other shares of Borealis ranking junior to the First Preferred Shares with respect to the payment of dividends, to be paid ratably with holders of each other series of First Preferred Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

Liquidation. Under the Articles, in the event of a Distribution, holders of each series of First Preferred Shares are entitled, in priority to holders of Common Shares and any other shares of Borealis ranking junior to First Preferred Shares from time to time with respect to payment on a Distribution, to be paid ratably with holders of each other series of First Preferred Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

The issuance of First Preferred Shares and the terms thereof, as determined by the Board, may potentially result in a reduction of earnings and assets available for distribution to holders of the Common Shares. In addition, the rights and powers, including the voting rights, of the holders of Common Shares may be adversely affected without requiring any further vote or action by the holders of the Common Shares. The issuance of First Preferred Shares, or the issuance of rights to purchase them, could impede a third party from acquiring a majority of Borealis’ outstanding voting shares, thereby potentially delaying, deferring or preventing a change of control of Borealis or an unsolicited acquisition proposal, or making the removal of management more difficult. Additionally, the issuance of First Preferred Shares may have the effect of decreasing the market price of the Common Shares.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

Borealis’ By-laws require it to indemnify directors or officers of Borealis, former directors or officers of Borealis or other individuals who act or acted at Borealis’ request as directors or officers, or other individuals acting in a similar capacity, of another entity, to the extent permitted by Section 136 of the OBCA.

Under Section 136 of the OBCA, Borealis may indemnify a current or former director or officer or another individual who acts or has acted at Borealis’ request as a director or officer, or an individual acting in a similar capacity, of another entity (collectively, “Indemnified Persons”), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by any such Indemnified Person in respect of any civil, criminal, administrative, investigative or other proceeding in which the Indemnified Person is involved because of that association with Borealis or other entity, if (i) the Indemnified Person acted honestly and in good faith with a view to the best interests of Borealis or, as the case may be, to the best interests of the other entity for which the individual acted as a director or office or in a similar capacity at Borealis’ request (the “Fiduciary Condition”), and (ii) if the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Person had reasonable grounds for believing that such Indemnified Person’s conduct was lawful (together with the Fiduciary Condition, the “Discretionary Indemnification Conditions”).

Notwithstanding the foregoing, the OBCA provides that an Indemnified Person is entitled to indemnity from Borealis in respect of all costs, charges and expenses reasonably incurred by the Indemnified Person in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the Indemnified Person is subject because of such Indemnified Person’s association with Borealis or other entity described above, if the Indemnified Person (i) was not judged by a court or competent authority to have committed any fault or omitted to do anything that the person ought to have done, and (ii) fulfills the Discretionary Indemnification Conditions.

Subject to the aforementioned prohibitions on indemnification, an indemnifiable person is entitled to indemnity from Borealis in respect of all costs, charges, and expenses reasonably incurred by such person in connection with the defense of any civil, criminal, administrative, investigative, or other proceeding to which the indemnifiable person is subject because of the indemnifiable person’s association with Borealis or other entity as described above, if the person seeking indemnity: (i) was not judged by a court or competent authority to have committed any fault or omitted to do anything that the person ought to have done; and (ii) fulfills the Discretionary Indemnification Conditions.

The OBCA also provides that Borealis may purchase and maintain insurance for the benefit of an Indemnified Person against any liability incurred by such Indemnified Person, in the Indemnified Person’s capacity as a director or officer of Borealis or in the Indemnified Person’s capacity as a director or officer, or a similar capacity, of another entity, if the Indemnified Person acts or has acted in that capacity at Borealis’ request.

Borealis has entered into customary indemnification agreements with its directors and executive officers.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

Exhibit Number	Description
3.1

Articles of Amalgamation by Arrangement and Plan of Arrangement, dated February 7, 2024 (incorporated herein by reference to Exhibit 3.3 to Borealis Foods Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on May 21, 2024).

3.2	Articles of Continuance, dated February 6, 2024 (incorporated herein by reference to Exhibit 3.1 of Borealis Foods Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on May 21, 2024).
3.3	By-Laws of Borealis Foods Inc. (incorporated herein by reference to Exhibit 3.2 of Borealis Foods Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on May 21, 2024).
3.4	Equity Incentive Plan (incorporated herein by reference to Exhibit 3.4 of Borealis Foods Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on May 21, 2024).
4.4*	Specimen Common Share Certificate of Borealis Foods Inc.
5.1*	Opinion of Bennett Jones LLP
23.1*	Consent of Berkowitz Pollack Brant
23.2*	Consent of Marcum LLP
23.3	Consent of Bennett Jones LLP (included in Exhibit 5.1 hereto)
24.1*	Power of Attorney (included on the signature page hereto)
107*	Filing Fee Table

*	Filed herewith.

Item 9. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Table” in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Oakville, Ontario, Canada, on the 3rd day of September, 2024.

Borealis Foods Inc.

By:	/s/ Pouneh Rahimi
Chief Legal Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Reza Soltanzadeh, Stephen Wegrzyn and Pouneh Rahimi, acting alone or together with another attorney-in-fact, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all further amendments (including post-effective amendments) to this registration statement (and any additional registration statement related hereto permitted by Rule 462(b) promulgated under the Securities Act (and all further amendments, including post-effective amendments, thereto)), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Reza Soltanzadeh	Chief Executive Officer and Director	September 3, 2024
Reza Soltanzadeh	(Principal Executive Officer)

/s/ Stephen Wegrzyn	Chief Financial Officer	September 3, 2024
Stephen Wegrzyn	(Principal Financial Officer and Principal Accounting Officer)

/s/ Barthelemy Helg	Director	September 3, 2024
Barthelemy Helg

/s/ Kanat Mynzhanov	Director	September 3, 2024
Kanat Mynzhanov

/s/ Steven Oyer	Director	September 3, 2024
Steven Oyer